UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Cyren Ltd.

(Name of Subject Company)

Cyren Ltd.

(Name of Person(s) Filing Statement)

ORDINARY SHARES, PAR VALUE NIS 0.15 PER SHARE

(Title of Class of Securities)

M26895108

(CUSIP Number of Class of Securities)

Eric Spindel

Vice President, General Counsel and Corporate Secretary

Cyren Ltd.

1 Sapir Road

5th Floor, Beit Ampa

P.O. Box 4014

Herzliya 46140, Israel

+972-9-863-6899

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Joey T. Shabot, Esq.	Adv. David Schapiro
Greenberg Traurig, LLP	Yigal Arnon & Co.
1 Azrieli Center	1 Azrieli Center
132 Menachem Begin Road	132 Menachem Begin Road
Tel Aviv, Israel	Tel Aviv, Israel
+972-3-636-6005	+972-3-608-7856

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On November 6, 2017, Cyren Ltd. (“Cyren”) issued a press release announcing a strategic investment by an affiliate of Warburg Pincus LLC. The information set forth in the Form 6-K filed by Cyren on November 6, 2017 (including the exhibit attached thereto) is incorporated herein by reference.

Important Information about the Tender Offer

The planned tender offer described in this communication has not commenced. At the time the planned tender offer is commenced, a tender offer statement on Schedule TO will be filed by Warburg Pincus with the SEC, and Cyren will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Cyren’s shareholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website at www.sec.gov.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Cyren Ltd.

Dated: November 7, 2017	By:	/s/ J. Michael Myshrall
J. Michael Myshrall
Chief Financial Officer

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